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                                                                    EXHIBIT 99.1

The Board of Directors
Petsec Energy Ltd


                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-6128) of Petsec Energy Ltd of our report dated May 20, 2004, relating to the consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2003 which report appears in the December 31, 2003 annual report on Form 20-F of Petsec Energy Ltd.




KPMG
Sydney, Australia
May 24, 2004